Exhibit 99.1

NeuroSense to Hold Pre-NDS Meeting with Health Canada in April 2026

CAMBRIDGE, Mass., Dec. 4, 2025 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced that following a productive discussion with Health Canada (“Agency”), the Company is resuming its regulatory advancement in Canada for PrimeC in amyotrophic lateral sclerosis (ALS).

After outlining the remaining requirements, Health Canada confirmed that NeuroSense’s proposed next steps align with the Agency’s expectations. With additional clinical data recently generated and further supportive analyses underway, NeuroSense is now preparing for a pre-NDS meeting with Health Canada currently contemplated in April 2026.

Pending a successful outcome of this meeting and completion of the final submission components, the Company currently anticipates a potential NDS submission by mid-2026.

“This positive engagement reinforces our confidence in the regulatory pathway in Canada,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “We appreciate the constructive dialogue with Health Canada as we work to bring PrimeC to people living with ALS.”

Additional details regarding the Canadian submission and contemplated timelines will be provided during NeuroSense’s upcoming investor webinar on December 8th, 2025. Registration for the webinar is available here.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and Alzheimer’s Disease (AD) that contribute to motor neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations, and include statements regarding the timing of a pre-NDA meeting with Health Canada and the timing of a potential NDS submission, and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of commencement of the Phase 3 trial. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk that the pre-NDA meeting with Health Canada will be delayed or not occur; that the potential NDS submission will be delayed or not occur; Phase 3 trial for PrimeC in ALS will not occur, or if it occurs, will be delayed; that the trial will not be successful; uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.